Not for distribution in the United States – Nicht zur Weitergabe in die Ver

File No. 82-3777

HVB Group

RECEIVED

2004 APR 30 P 12:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024682

. RELEASE

FEBRUARY 26, 2004

Bayerische Hypotheken Und Wechsel Bank

SUPPL

HVB Group gathers momentum: 2003 operational targets fully reached – capital increase ensures Tier 1 ratio of more than 7 percent – adjustment of the equity holding portfolio

- **Preliminary results for fiscal 2003: HVB Group reaches all its operational targets after a good fourth quarter:**
  - **Results within and, in some instances, better than the full-year target ranges**
  - **Second-highest operating result of fiscal 2003 scored in the fourth quarter with EUR 463 million**
- **Capital increase strengthens Tier 1 capital ratio and enhances strategic flexibility:**
  - **Capital increase of at least EUR 3 billion, guaranteed by a banking syndicate**
  - **Subscription offer to shareholders to be set at a ratio of 5 to 2**
  - **Tier 1 ratio of more than 7 percent after impairment and capital increase**
- **Impairment measures in the equity holding portfolio reduce market risks and free the group from existing unrealized losses:**
  - **Complete sale of Allianz stake; Munich Re stake reduced to below 10 percent**
  - **Equity holdings written down to their market values at year-end 2003**
- **Non-scheduled goodwill amortization on Bank Austria Creditanstalt**
- **Net annual loss and suspension of the dividend, full servicing of subordinated capital (participating certificates outstanding and hybrid capital)**

"Growing with Europe": roadmap to aggressive targets for 2004.

PROCESSED

MAY 04 2004

THOMSON FINANCIAL

dlw 5/4

Preliminary results for the fourth quarter of 2003

HVB Group was able to maintain the momentum of its operational turnaround in the final quarter of fiscal 2003 and generated the second-highest operating result of the fiscal year with EUR 463 million (EUR 274 million after adjustment for disposal gains). Compared to the numbers recorded in the previous quarter, which have been adjusted for the current income and expenses of norisbank (deconsolidation of norisbank in the fourth quarter), net interest income was nearly stable, edging down by slightly under 1 percent (although the third quarter was additionally favored by a one-off effect of EUR 40 million). Net commission income remained on the level of the third quarter. The trading profit was cut in half compared to the previous quarter. In the fourth quarter, the balance of other operating income and expenses included disposal gains for Bank von Ernst of EUR 189 million.

Loan-loss provisions were slightly below the prior-quarter level. General administrative expenses declined further by more than 2%. The cost-income ratio was 64.7 percent in the fourth quarter (after adjustment for disposal gains). This is also the second-best level of the entire fiscal year.

2003 operational targets fully achieved – preliminary results for fiscal year 2003

Results were well within the target ranges defined by HVB Group in early 2003 and in some instances even better. In this context, the operating profit (EUR 1,432 million) recorded a positive swing of more than EUR 2 billion versus the previous year (2002 pro-forma[1]: minus EUR 613 million). Even after adjustment for disposal gains (norisbank, Bank von Ernst), the operating revenues of EUR 9,648 million (2002 pro forma: EUR 9,575 million) were within the target range. Despite the still difficult economic situation in Germany, loan-loss provisions declined vigorously, by around 30 percent to EUR 2,313 million (2002 pro forma: EUR 3,292 million). At EUR 6,371 million (2002 pro forma: EUR 6,896 million), general administrative expenses were even below the target range defined at the start of the year. The cost-income ratio after adjustment for disposal gains stood at a satisfactory 66.0 percent in the last fiscal year (2003 unadjusted: 63.0 percent). Overall, HVB Group generated a pre-tax profit before disposal gains, risk sheltering for Hypo Real Estate Group and one-off effects (impairment measures on AfS positions, non-scheduled goodwill amortizations) of EUR 610 million, which exceeded the target.

[1] pro-forma figures based on the assumption that the spin-off of Hypo Real Estate Group had taken

HVB Group in EUR million	Target 2003	2003*
Total operating revenues	9,500 – 9,900	9,648
Risk provisions	2,300 – 2,600	2,313
Administrative expenses	6,500 – 6,700	6,371
Pre-tax profit	300 – 600	610
Cost-income ratio in %	66 - 70	66.0

* 2003 results after adjustment for disposal gains for norisbank, Bank von Ernst in operating profit and additionally for "Fünf Höfe", Union-Versicherung (net income from investments) as well as risk sheltering for Hypo Real Estate Group and one-off effects (impairment measures on AfS positions and non-scheduled goodwill amortizations) in pre-tax profit

At the end of 2003, HVB Group had reduced its risk-weighted assets to EUR 242 billion. The announced goal of improving the Tier 1 capital ratio to up to 7 percent was achieved with a pre-impairment ratio of 6.8 percent (5.9 percent after adjustment for impairment measures).

Dieter Rampl, Chairman of the Board of Managing Directors of HVB Group: "We are very satisfied with business trends in the final quarter of 2003. The sustainability of the improvement shows that the extensive measures we took last year were steps in the right direction. We have delivered on our promises. In the strengthened group, we now intend to improve our profitability further in the current fiscal year."

Capital increase strengthens capital base

HVB AG has resolved to increase its share capital by a nominal amount of 643 million Euro. For this purpose, 214.410.440 new shares will be offered to shareholders for subscription at a price of at least EUR 14. This corresponds to a discount of –24.3 percent compared to the stock's closing price on February 25, 2004. HVB Group will raise at least 3 billion Euro. The subscription ratio will be 5 to 2. Further details on the capital increase will be provided shortly.

The new shares will be fully entitled to dividends for the entire fiscal year 2004. A banking syndicate led by JP Morgan, Lehman Brothers, HVB has underwritten the new shares at the subscription price – taking account of the conditions usual in the market.

After the capital increase and the impairment measures, the Tier 1 capital ratio of HVB Group will be at more than 7 percent. At the same time, the quality of the Tier 1 capital will improve. On the basis of a substantially strengthened capital base, HVB Group will increase its scope for action and strategic flexibility for the future.

Dieter Rampl, Chairman of the Board of Managing Directors of HVB Group: "The increase in our capital in conjunction with the impairment measures on our equity stakes and participations is an integral part of a conclusive and consistent bundle of measures. With this move, we are opening additional options for profitable growth for HVB Group. From now on, we will be able to fully concentrate on the strengthening of our core business."

The Offering prospectus will be available in due time at Bayerische Hypo- und Vereinsbank AG, Arabellastr. 12, 81925 Munich, and all German stock exchanges.

Adjustment of the equity holding portfolio

HVB Group has decided to scale down key positions from its equity holding portfolio. This step significantly reduces the risks resulting from the price trends of equity holdings. The stake in Allianz AG has already been sold completely. The holding in Munich Re was reduced to below 10 percent. For this reason, the bank has written down its equity holdings to their market values at year-end 2003. With this move, HVB Group has freed itself from existing unrealized losses in its equity holding portfolio and from uncertainties in this area. The balance of one-off effects in net income from investments is minus EUR 1,989 million.

In addition, the non-scheduled goodwill amortizations place a burden of EUR 902 million on the 2003 income statement. Bank Austria Creditanstalt (BA-CA) accounts for around EUR 800 million of this total. This is a proactive measure aimed at conservatively securing the value of participations on the downside. HVB Group continues to regard BA-CA as an integral part of its strategy. These one-off effects are reflected in pre-tax result of minus EUR 2,146 million (2002 pro forma: minus EUR 853 million).

Suspension of the dividend

Owing to the one-off effects (impairment measures on AfS positions and non-scheduled goodwill amortizations) in the fourth quarter, HVB Group reports a net annual loss excluding minority interests of minus EUR 2,639 million at the end of 2003. In addition, HVB AG reports a net annual loss of minus EUR 3,303 million for the recently concluded fiscal year. Consequently, the dividend will have to be suspended. As usual, however, HVB will fully service all subordinate liabilities (participating certificates outstanding and hybrid capital).

"Growing with Europe": targets for 2004

For 2004, HVB Group has again defined clear target ranges for its operating business:

HVB Group in EUR million	Target 2004	Actual 2003* adjusted
Total operating revenues	9,600 - 10,000	9,256
Risk provisions	1,900 - 2,100	2,269
Administrative expenses	6,100 - 6,300	6,091
Operating profit	1,400 - 1,700	896
Cost-income ratio in %	63 - 65	65.8

*2003 results have been adjusted for disposal gains for norisbank, Bank von Ernst, and Bankhaus BethmannMaffei. In addition, the current income and expenses of these deconsolidated companies, which will no longer be part of HVB Group in 2004, and the effects resulting from the outsourcing of pension rights have been eliminated from 2003 result.

Table 1: Preliminary results as per 12/31/2003 versus 12/31/2002 pro forma

EUR million	12/31/2003 preliminary	12/31/2002 pro forma	Change in %
Net interest income	5,881	5,936	-0.9
Net commission income	2,795	2,672	+4.6
Trading profit	820	787	+4.2
Balance other operating income and expenses [1]	620 [1]	180	>+100.0
Total revenues	10,116	9,575	+5.7
General administrative expenses	6,371	6,896	-7.6
Operating profit before provisions for losses on loans and advances	3,745	2,679	+39.8
Provisions for losses on loans and advances	2,313	3,292	-29.7
Operating profit (loss)	1,432	-613	n.m.
Net income from investments [2]	-1,806 [2]	587	n.m.
Amortization of goodwill [3]	1,134 [3]	395	>+100.0
Restructuring provisions	-	283	-100.0
Balance of other income and expenses [4]	-638 [4]	-149	>-100.0
Pre-tax profit (loss)	-2,146	-853	>-100.0
Net annual income (loss)	-2,442	-850	>-100.0
Net annual income (loss) adjusted for minority interests	-2,639	-809	>-100.0

[1] The balance of other operating income and expenses includes disposal gains from norisbank (EUR 279 million) and Bank von Ernst (EUR 189 million)

[2] Net income from investments includes impairment measures on AfS positions

[3] Non-scheduled goodwill amortization (in particular for Bank Austria Creditanstalt) of € 902 million

[4] The balance of other income and expenses includes EUR 460 million risk sheltering for Hypo Real Estate Group for the full fiscal year (i.e. € 115 m per quarter)

Table 2: Preliminary quarterly overview Q1- Q4 2003

EUR million	Q4/2003	Q3/2003	Q2/2003[1)]	Q1/2003[1)]	12/31/2002 pro forma
Net interest income	1,474	1,530	1,464	1,413	5,936
Net commission income	728	738	659	670	2,672
Trading result	111	222	246	241	787
Balance of other operating income and expenses	249	321	10	40	180
Total revenues	2,562	2,811	2,379	2,364	9,575
General administrative expenses	1,535	1,603	1,603	1,630	6,896
Operating profit before provisions for losses on loans and advances	1,027	1,208	776	734	2,679
Provisions for losses on loans and advances	564	585	581	583	3,292
Operating profit (loss)	463	623	195	151	-613
Net income from investments[2)]	-1,748	-60	5	-3	587
Amortization of goodwill [3)]	974	53	53	54	395
Restructuring provisions	0	0	0	0	283
Balance of other income and expenses [4)]	-217	-142	-256	-23	-149
Pre-tax profit (loss)	-2,476	368	-109	71	-853

[1)] Retroactive adjustment of first and second quarter of 2003 due to retroactive economic effect of the Hypo Real Estate Group spin-off, spin-off date January 1, 2003 (pro-forma view)

[2)] In the fourth quarter of 2003, net income from investments includes impairment measures on AfS positions

[3)] The fourth quarter of 2003 includes non-scheduled goodwill amortization (in particular for Bank Austria Creditanstalt) of € 902 million

[4)] The balance of other income and expenses includes € 460 m risk sheltering for Hypo Real Estate Group for the full fiscal year (i.e. € 115 m per quarter).

Forward-looking statements

This document contains certain forward-looking statements relating to the business, financial performance and results of HypoVereinsbank and/or its subsidiaries and/or the industry in which HypoVereinsbank and its subsidiaries operate. Forward-looking statements concern future circumstances and results and other statements that are not historical facts, sometimes identified by the words "believes," "expects," "predicts," "intends," "projects," "plans," "estimates," "aims," "foresees," "anticipates," "targets," and similar expressions. Such statements reflect HypoVereinsbank's current views with respect to future events and are subject to risks and uncertainties.

These forward-looking statements are based on HypoVereinsbank's current plans, estimates, projections and expectations. These statements are based on certain assumptions that, although reasonable at this time, may prove to be erroneous. Prospective investors should not place undue reliance on these forward-looking statements. If certain risks and uncertainties materialize, or if certain underlying assumptions prove incorrect, events described in this document might not occur or actual results may vary materially from those described in this document as anticipated, believed, estimated or expected, and HypoVereinsbank or HVB Group may not be able to achieve its financial targets and strategic objectives. HypoVereinsbank does not intend, and does not assume any obligation, to update industry information or forward-looking statements set forth in this document.

Legends

United States

These materials are not an offer for sale of the subscription rights or the securities in the United States. The subscription rights and the securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. HypoVereinsbank does not intend to register any portion of the offering in the United States or to conduct a public offering of subscription rights or securities in the United States.

Diese Unterlagen sind kein Angebot zum Kauf von Bezugsrechten oder Wertpapieren in den Vereinigten Staaten von Amerika. Bezugsrechte und Wertpapiere dürfen in den Vereinigten Staaten nur mit vorheriger Registrierung oder ohne vorherige Registrierung nur aufgrund einer Ausnahmeregelung verkauft oder zum Kauf angeboten werden. HVB Group hat nicht die Absicht, das Angebot oder einen Teil davon in den Vereinigten Staaten zu registrieren oder ein öffentliches Angebot von Bezugsrechten oder Aktien in den Vereinigten Staaten durchzuführen.

Deutschland

Dieses Dokument stellt weder ein Angebot zum Kauf von Aktien der Bayerische Hypo- und Vereinsbank AG oder entsprechenden Bezugsrechten noch eine Aufforderung zur Abgabe eines Angebots zum Kauf solcher Aktien oder Bezugsrechte dar. Die Bayerische Hypo- und Vereinsbank AG wird voraussichtlich am 22. März 2004 einen Verkaufsprospekt für die neuen Aktien aus der Kapitalerhöhung veröffentlichen, der bei der Bayerische Hypo- und Vereinsbank AG, Arabellastrasse 12, D-81925 München, sowie bei den Wertpapierbörsen zu Frankfurt am Main, Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart erhältlich sein wird. Im Zusammmenhang mit dem Angebot der neuen Aktien der Bayerische Hypo- und Vereinsbank AG sind ausschließlich die Angaben im Verkaufsprospekt verbindlich.

Austria

Dieses Dokument stellt weder ein Angebot zum Kauf von Aktien oder entsprechenden Bezugsrechten der Bayerischen Hypo- und Vereinsbank AG, noch eine Aufforderung zur Abgabe eines Angebots zum Kauf solcher Aktien oder Bezugsrechte dar.

Switzerland

This document does not constitute a public offering prospectus as that term is understood pursuant to Article 652a of the Swiss Code of Obligations.

Belgium

The Offering Circular has not been notified to or approved by the Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financieen Assurantiewezen and is therefore transmitted on a purely confidential basis. Accordingly, the subscription rights and the Securities may not be offered or sold, and the Offering Circular or similar document may not be distributed, directly or indirectly, or otherwise disclosed to any person in Belgium other than the following, acting for their own account: (i) the Belgian State, the Regions and Communities (Communautés/Gemeenschappen), (ii) the European Central Bank, the National Bank of Belgium, the Fonds des Rentes/Rentenfonds, the Fonds de protection des dépôts et des instruments financiers/Beschermingsfonds voor deposito's en financiële instrumenten and the Caisse de Dépôts et Consignations/Depositoen Consignatiekas, (iii) licensed Belgian and foreign credit institutions, (iv) licensed Belgian and foreign investment firms, (v) licensed Belgian and foreign collective investment institutions, (vi) licensed Belgian and foreign insurance and reinsurance companies and pension funds, (vii) Belgian holding companies, (viii) authorized Belgian coordination centers and (ix) Belgian and foreign companies listed on a Belgian or a foreign regulated exchange with consolidated own funds of at least EUR 25 million, all as defined in Article 3, 2°, of the Belgian Royal Decree of July 7, 1999 on the public character of financial transactions.

France

No offering circular (including the offering circular or any amendment, supplement or replacement thereto) subject to the approval (*visa*) of the *Authorité des marchés financieres* has been prepared in connection with the offering. The subscription rights and the shares may not be offered or sold to the public in France and neither the offering circular, nor any other offering material or information contained therein relating to the subscription rights or the shares may be released, issued or distributed or caused to be released, issued or distributed to the public in France, or used in connection with any offering in respect of the subscription rights or the shares to the public in France. The offering shall be made in France only to qualified investors (*investisseurs qualifiés*) acting for their own account as defined in article L. 411-2 of the *French Code Monétaire et Financier* and *Décret* no. 98-880 dated October 1, 1998. The direct or indirect resale to the public in France of any subscription rights or any shares acquired by such qualified investors may be made only as provided by articles L. 412-1 and L. 621-8 of the *French Code Monétaire et Financier* and applicable regulations thereunder. Persons into whose possession the offering circular or any amendment, supplement or replacement thereto come must inform themselves about and observe any such restrictions. The offering does not constitute a solicitation by anyone not authorized to so act and the offering circular may not be used for or in connection with the offering to solicit anyone to whom it is unlawful to make the offering.

Italy

The offering shall be made in Italy only to qualified investors ("*operatori qualificati*") as defined in Article 31 of Regulation No. 11522 of July 1, 1998, as amended, of the *Commissione Nazionale per le Società e la Borsa*. Accordingly, no offering circular (including the offering circular or any amendment, supplement or replacement thereto) has been notified to or approved by *Commis-*

sione Nazionale per le Società e la Borsa in connection with the offering. The subscription rights and the shares may not be offered or sold to the public in Italy and neither the offering circular, nor any other offering material or information contained therein, may be issued or distributed or caused to be released, issued or distributed to the public in Italy, or used in connection with any offering in respect of the subscription rights or the shares to the public in Italy. Any qualified investor purchasing subscription rights or shares in the offering shall be solely responsible for ensuring that any such resale occurs in compliance with applicable laws and regulations.

Directed at Financial Analysts:

This documentation is being distributed to you in your professional capacity as a financial analyst and is intended only for your use in such capacity. You are not allowed to forward, distribute further, or make otherwise available this documentation to any other person or entity. You shall not reveal any research based on this documentation to persons other than qualified investors ("*operatori qualificati*") as defined in Article 31 of Regulation No. 11522 of July 1, 1998, as amended, of the Italian *Commissione Nazionale per le Società e la Borsa*.

Netherlands

The subscription rights and the securities may not be offered, sold, transferred, or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities who or that trade or invest in securities in the conduct of their profession or trade, which includes banks, pension funds, insurance companies, securities firms, investment institutions, institutional investors and treasuries of large enterprises.

United Kingdom

The contents of this announcement, which have been prepared by and are the sole responsibility of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, have been approved by J.P. Morgan Securities Ltd. solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000. J.P. Morgan Securities Ltd. is acting for the Bayerische Hypo- und Vereinsbank Aktiengesellschaft and no-one else in relation to the offer and will not be responsible to anyone other than the Bayerische Hypo- und Vereinsbank Aktiengesellschaft for providing the protections offered to clients of J.P. Morgan Securities Ltd. nor for providing advice in relation to the offer. J.P. Morgan Securities Ltd. can be contacted at 125 London Wall/London EC2Y 5AJ/United Kingdom.

FSA/Stabilisation.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Not for distribution in the United States – Nicht zur Weitergabe in die Vereinigten Staaten

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events.

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pres-sures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

File No. 82-3777

HVB Group

MEDIA RELEASE **26. FEBRUAR 2004**

HVB Group startet durch: Operative Ziele 2003 voll erreicht – Kapitalerhöhung sichert Kernkapitalquote über 7 Prozent - Bereinigung im Beteiligungsportfolio

- **Vorläufiges Geschäftsergebnis 2003: Nach gutem viertem Quartal erreicht die HVB Group alle operativen Ziele:**
  - **Zielbandbreiten für das Gesamtjahr erreicht, teilweise übertroffen**
  - **Im vierten Quartal 2003 mit 463 Millionen Euro zweitbestes Betriebsergebnis des Geschäftsjahres erzielt**
- **Kapitalerhöhung stärkt Kernkapitalquote und erhöht Gestaltungsspielraum:**
  - **Kapitalerhöhung von mindestens 3 Milliarden Euro ist von einem Bankenkonsortium garantiert**
  - **Bezugsangebot an Aktionäre im Verhältnis von 5 zu 2**
  - **Kernkapitalquote von über 7 Prozent nach Wertanpassung und Kapitalerhöhung**
- **Bereinigung des Beteiligungsportfolios reduziert Marktrisiken und befreit von existierenden unrealisierten Verlusten:**
  - **Vollständiger Verkauf der Beteiligung an der Allianz; Abbau der Beteiligung an der Münchener Rück auf unter 10 Prozent erfolgt**
  - **Aktienbestände zum Jahresende 2003 auf ihre Marktwerte abgeschrieben**
- **Außerplanmäßige Goodwillabschreibung auf Bank Austria Creditanstalt**
- **Jahresfehlbetrag und Ausfall der Dividende, volle Bedienung des Nachrangkapitals (Genussschein- und Hybridkapital)**

"Mit Europa wachsen": Fahrplan zu ambitionierten Zielen 2004.

Vorläufiges Ergebnis für das vierte Quartal 2003

Die HVB Group hat im Schlussquartal des vergangenen Geschäftsjahres die Dynamik ihres operativen Turnarounds aufrecht erhalten und erzielte mit 463 Millionen Euro (274 Millionen Euro bereinigt um Veräußerungsgewinne) das zweitbeste Betriebsergebnis des Jahres 2003. Im Vergleich mit dem um die laufenden Erträge und Aufwendungen der norisbank bereinigten Vorquartal (Entkonsolidierung der norisbank im vierten Quartal) entwickelte sich der Zinsüberschuss mit einem Minus von knapp 1 Prozent nahezu stabil (obwohl das dritte Quartal zusätzlich durch einen Sondereffekt von 40 Millionen Euro begünstigt war). Der Provisionsüberschuss konnte das Niveau des dritten Quartals halten. Das Handelsergebnis halbierte sich gegenüber dem Vorquartal. Im vierten Quartal wurde in den sonstigen betrieblichen Aufwendungen und Erträgen der Veräußerungsgewinn für die Bank von Ernst mit 189 Millionen Euro gebucht.

Die Kreditrisikovorsorge lag leicht unter dem Vorquartal. Die Verwaltungsaufwendungen gingen nochmals um mehr als 2 Prozent zurück. Die Cost-income-ratio betrug im vierten Quartal 64,7 Prozent (bereinigt um Veräußerungsgewinne). Das ist ebenfalls der zweitbeste Wert des gesamten Jahres.

Operative Ziele 2003 voll erreicht – Vorläufiges Ergebnis für das Geschäftsjahr 2003

Die von der HVB Group Anfang 2003 definierten Zielbandbreiten wurden voll erreicht und teilweise übertroffen. Das Betriebsergebnis (1.432 Millionen Euro) verzeichnet dabei einen positiven Swing von mehr als 2 Milliarden Euro gegenüber dem Vorjahr (2002 pro-forma[1]: minus 613 Millionen Euro). Die operativen Erträge liegen auch nach Bereinigung um die Veräußerungsgewinne (norisbank, Bank von Ernst) mit 9.648 Millionen Euro (2002 pro-forma: 9.575 Millionen Euro) im Zielkorridor. Die Kreditrisikovorsorge ist trotz einer in Deutschland weiterhin schwierigen konjunkturellen Situation um rund 30 Prozent kräftig auf 2.313 Millionen Euro (2002 pro-forma: 3.292 Millionen Euro) zurückgegangen. Der Verwaltungsaufwand liegt mit 6.371 Millionen Euro (2002 pro-forma: 6.896 Millionen Euro) sogar unterhalb der zu Jahresbeginn definierten Bandbreite. Die um die Veräußerungsgewinne bereinigte Cost-income-ratio beläuft sich für das abgelaufene Geschäftsjahr auf erfreuliche 66,0 Prozent (unbereinigt 2003: 63,0 Prozent). Insgesamt erzielte die HVB Group ohne Berücksichtigung von Veräußerungsgewinnen, Risikoabschirmung für die Hypo Real Estate Group und Sondereffekte (Bewertungsmaßnahmen auf AfS-Positionen, außerplanmäßige Goodwillabschreibungen) ein über dem Zielwert liegendes Vorsteuerergebnis von 610 Millionen Euro.

HVB Group **in Mio. €**	**Planung 2003**	**2003***
Gesamte operative Erträge	9.500 - 9.900	9.648
Kreditrisikovorsorge	2.300 - 2.600	2.313
Verwaltungsaufwendungen	6.500 - 6.700	6.371
Ergebnis vor Steuern	300 – 600	610
Cost-income-ratio in %	66 - 70	66,0

* Ergebnisse 2003 bereinigt um Veräußerungsgewinne von norisbank, Bank von Ernst in den operativen Erträgen und zusätzlich um Fünf Höfe, Union-Versicherung (Finanzanlageergebnis) sowie um Risikoabschirmung für die Hypo Real Estate Group und Sondereffekte (Bewertungsmaßnahmen auf AfS-Positionen und außerplanmäßige Goodwillabschreibungen) im Ergebnis vor Steuern

Zum Jahresende 2003 hat die HVB Group ihre gewichteten Risikoaktiva auf 242 Milliarden Euro abgebaut. Das angekündigte Ziel, die Kernkapitalquote auf bis zu 7 Prozent zu verbessern, wurde ohne Berücksichtigung der Wertanpassung mit einer Quote von 6,8 Prozent (nach Wertanpassung 5,9 Prozent) erreicht.

Dieter Rampl, Sprecher des Vorstands der HVB Group: "Mit der Geschäftsentwicklung im Schlussquartal 2003 sind wir sehr zufrieden. Die Nachhaltigkeit der Verbesserung zeigt, dass unsere umfangreichen Maßnahmen des vergangenen Jahres richtig waren. Wir haben geliefert, was wir versprochen haben. Dadurch gestärkt, planen wir nun, unsere Profitabilität in diesem Jahr weiter zu verbessern."

Kapitalerhöhung stärkt Kapitalbasis

Die HVB hat beschlossen, ihr Kapital um nominal 643 Millionen Euro zu erhöhen. Zu diesem Zweck werden 214.410.440 Stück neue Aktien den Aktionären zum Preis von mindestens 14 Euro zum Bezug angeboten. Bezogen auf den Schlusskurs vom 25. Februar 2004 bedeutet dies einen Abschlag von -24,3 Prozent. Der HVB werden daher voraussichtlich mindestens drei Milliarden Euro zufließen. Das Bezugsverhältnis beträgt 5 zu 2. Weitere Informationen zur Kapitalerhöhung werden in naher Zukunft veröffentlicht.

---

[1] pro-forma-Angabe unter der Annahme, dass die Abspaltung der Hypo Real Estate Group am 01.01.2002 stattgefunden hat

Die neuen Aktien sind für das gesamte Geschäftsjahr 2004 voll dividendenberechtigt. Ein Bankenkonsortium unter der Führung von JP Morgan, Lehman Brothers und HVB hat die neuen Aktien unter Berücksichtigung marktüblicher Bedingungen zum Bezugspreis übernommen.

Die Kernkapitalquote der HVB Group wird nach Kapitalerhöhung und Wertanpassung über 7 Prozent betragen. Gleichzeitig verbessert sich die Qualität des Kernkapitals. Auf der Grundlage einer kräftig gestärkten Kapitalbasis erhöht die HVB Group ihren Handlungs- und Gestaltungsspielraum für die Zukunft.

Dieter Rampl, Sprecher des Vorstands der HVB Group: "Die Erhöhung unseres Kapitals ist im Zusammenspiel mit der Bereinigung unseres Beteiligungsportfolios Teil eines in sich schlüssigen und konsequenten Maßnahmenbündels. Damit eröffnen wir der HVB Group zusätzliche Möglichkeiten profitablen Wachstums. Wir können uns künftig voll auf die Stärkung unseres Kerngeschäfts konzentrieren."

Der Verkaufsprospekt wird zu gegebener Zeit bei der Bayerische Hypo- und Vereinsbank AG, Arabellastr. 12, 81925 München, und allen deutschen Wertpapierbörsen erhältlich sein.

Bereinigung des Beteiligungsportfolios

Die HVB Group hat sich entschlossen, wesentliche Positionen aus ihren Finanzanlagen abzubauen. Mit diesem Schritt werden die Risiken aus der Kursentwicklung der Beteiligungen deutlich reduziert. Die Anteile an der Allianz AG wurden bereits vollständig verkauft. Die Beteiligung an der Münchener Rück wurde auf unter 10 Prozent reduziert.

Die Bank hat deshalb die Aktienbestände per Jahresende auf ihre Marktwerte abgeschrieben. Damit befreit sich die HVB Group von existierenden unrealisierten Verlusten in ihrem Beteiligungsportfolio und von Unsicherheiten aus diesem Bereich. Die Sondereffekte im Finanzanlageergebnis belaufen sich auf minus 1.989 Millionen Euro.

Außerdem belasten außerplanmäßige Abschreibungen auf den Goodwill die Gewinn- und Verlustrechnung 2003 mit 902 Millionen Euro. Hiervon entfallen rund 800 Millionen Euro auf die Bank Austria Creditanstalt (BA-CA). Dies ist eine pro-aktive Maßnahme, um den Beteiligungswert konservativ nach unten abzusichern. Die HVB Group sieht die BA-CA weiterhin als einen integralen Bestandteil ihrer Strategie an. Diese Sondereffekte spiegeln sich in einem Vorsteuerergebnis von minus 2.146 Millionen Euro (2002 pro-forma: minus 853 Millionen Euro) wider.

Ausfall der Dividende

Infolge der Sondereffekte (Bewertungsmaßnahmen auf AfS- Positionen und außerplanmäßige Goodwillabschreibungen) des vierten Quartals weist die HVB Group einen Jahresfehlbetrag ohne Fremdanteile von minus 2.639 Millionen Euro per Ende 2003 aus. Zudem weist die HVB AG einen Jahresfehlbetrag von minus 3.303 Millionen Euro für das abgeschlossene Geschäftsjahr aus. Daher muss von der Ausschüttung einer Dividende Abstand genommen werden. Die HVB wird jedoch alle Nachrangverbindlichkeiten (Genussschein- und Hybridkapital) wie gewohnt in vollem Umfang bedienen.

"Mit Europa wachsen": Ziele 2004

Die HVB Group hat für 2004 erneut klare Zielbandbreiten im operativen Geschäft definiert:

HVB Group in Mio. €	**Planung 2004**	**Ist 2003* bereinigt**
Gesamte operative Erträge	9.600 - 10.000	9.256
Kreditrisikovorsorge	1.900 - 2.100	2.269
Verwaltungsaufwendungen	6.100 - 6.300	6.091
Betriebsergebnis	1.400 - 1.700	896
Cost-income-ratio in %	63 - 65	65,8

*Die Ergebnisse 2003 wurden zum einen um Veräußerungsgewinne von norisbank, Bank von Ernst, Bankhaus BethmannMaffei bereinigt. Zum anderen wurden die Ergebnisse 2003 um die laufenden Erträge und Aufwendungen dieser in 2004 nicht mehr enthaltenen entkonsolidierten Gesellschaften sowie um die Effekte aus der Auslagerung der Pensionsansprüche eliminiert.

Tabelle 1: Vorläufiges Ergebnis zum 31.12.2003 gegenüber 31.12.2002 pro-forma

Mio. Euro	31.12.2003 vorläufig	31.12.2002 pro-forma	Veränderung in Prozent
Zinsüberschuss	5.881	5.936	-0,9
Provisionsüberschuss	2.795	2.672	+4,6
Handelsergebnis	820	787	+4,2
Saldo sonst. betr. Erträge [1)]	620[1)]	180	>+100,0
Gesamterträge	10.116	9.575	+5,7
Verwaltungsaufwendungen	6.371	6.896	-7,6
Betriebsergebnis vor Risikovorsorge	3.745	2.679	+39,8
Risikovorsorge	2.313	3.292	-29,7
Betriebsergebnis	1.432	-613	
Ergebnis aus Finanzanlagen [2)]	-1.806 [2)]	587	
Goodwill Afa [3)]	1.134 [3)]	395	>+100,0
Restrukturierungsrückstellung	-	283	-100,0
Saldo übriges Ergebnis [4)]	-638 [4)]	-149	>-100,0
Ergebnis vor Steuern	-2.146	-853	>-100,0
Jahresüberschuss /-fehlbetrag	-2.442	-850	>-100,0
Jahresüberschuss/-fehlbetrag ohne Fremdanteile	-2.639	-809	>-100,0

[1)] Im Saldo sonst. betr. Erträge sind die Veräußerungsgewinne von norisbank (279 Mio. Euro) und von Bank von Ernst (189 Mio. Euro) enthalten

[2)] Im Ergebnis aus Finanzanlagen sind Bewertungsmaßnahmen auf AfS-Positionen enthalten

[3)] Außerplanmäßige Goodwillabschreibungen (insbesondere Bank Austria Creditanstalt) in Höhe von 902 Mio. Euro

[4)] Saldo übriges Ergebnis enthält Risikoabschirmung für die Hypo Real Estate Group in Höhe von 460 Mio. Euro für das Gesamtjahr (d. h. 115 Mio. Euro pro Quartal)

Tabelle 2: Vorläufiger Quartalsüberblick Q1- Q4 2003

Mio. €	Q4/2003	Q3/2003	Q2/2003 [1]	Q1/2003 [1]	31.12.2002 pro-forma
Zinsüberschuss	1.474	1.530	1.464	1.413	5.936
Provisionsüberschuss	728	738	659	670	2.672
Handelsergebnis	111	222	246	241	787
Saldo sonst. betr. Erträge	249	321	10	40	180
Gesamterträge	2.562	2.811	2.379	2.364	9.575
Verwaltungsaufwendungen	1.535	1.603	1.603	1.630	6.896
Betriebsergebnis vor Risikovor-sorge	1.027	1.208	776	734	2.679
Risikovorsorge	564	585	581	583	3.292
Betriebsergebnis	463	623	195	151	-613
Ergebnis aus Finanzanlagen [2]	-1.748	-60	5	-3	587
Goodwill Afa [3]	974	53	53	54	395
Restrukturierungsrück-stellung	0	0	0	0	283
Saldo übriges Ergebnis [4]	-217	-142	-256	-23	-149
Ergebnis vor Steuern	-2.476	368	-109	71	-853

[1] Rückwirkende Anpassung des 1. und 2. Quartals 2003 wegen Rückwirkung der Abspaltung Hypo Real Estate Group zum Spaltungsstichtag 1.1.2003 (pro-forma Darstellung)

[2] Im vierten Quartal 2003 enthält das Ergebnis aus Finanzanlagen Bewertungsmaßnahmen auf AfS-Positionen

[3] Im vierten Quartal 2003 sind außerplanmäßige Goodwillabschreibungen (insbesondere Bank Austria Creditanstalt) in Höhe von 902 Mio. Euro enthalten

[4)] Saldo übriges Ergebnis enthält Risikoabschirmung für die Hypo Real Estate Group in Höhe von 460 Mio. Euro für das Gesamtjahr (d.h. 115 Mio Euro pro Quartal)

Forward-looking statements

This document contains certain forward-looking statements relating to the business, financial performance and results of HypoVereinsbank and/or its subsidiaries and/or the industry in which HypoVereinsbank and its subsidiaries operate. Forward-looking statements concern future circumstances and results and other statements that are not historical facts, sometimes identified by the words "believes," "expects," "predicts," "intends," "projects," "plans," "estimates," "aims," "foresees," "anticipates," "targets," and similar expressions. Such statements reflect HypoVereinsbank's current views with respect to future events and are subject to risks and uncertainties.

These forward-looking statements are based on HypoVereinsbank's current plans, estimates, projections and expectations. These statements are based on certain assumptions that, although reasonable at this time, may prove to be erroneous. Prospective investors should not place undue reliance on these forward-looking statements. If certain risks and uncertainties materialize, or if certain underlying assumptions prove incorrect, events described in this document might not occur or actual results may vary materially from those described in this document as anticipated, believed, estimated or expected, and HypoVereinsbank or HVB Group may not be able to achieve its financial targets and strategic objectives. HypoVereinsbank does not intend, and does not assume any obligation, to update industry information or forward-looking statements set forth in this document.

Legends

United States

These materials are not an offer for sale of the subscription rights or the securities in the United States. The subscription rights and the securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. HypoVereinsbank does not intend to register any portion of the offering in the United States or to conduct a public offering of subscription rights or securities in the United States.

Diese Unterlagen sind kein Angebot zum Kauf von Bezugsrechten oder Wertpapieren in den Vereinigten Staaten von Amerika. Bezugsrechte und Wertpapiere dürfen in den Vereinigten Staaten nur mit vorheriger Registrierung oder ohne vorherige Registrierung nur aufgrund einer Ausnahmeregelung verkauft oder zum Kauf angeboten werden. HVB Group hat nicht die Absicht, das Angebot oder einen Teil davon in den Vereinigten Staaten zu registrieren oder ein öffentliches Angebot von Bezugsrechten oder Aktien in den Vereinigten Staaten durchzuführen.

Deutschland

Dieses Dokument stellt weder ein Angebot zum Kauf von Aktien der Bayerische Hypo- und Vereinsbank AG oder entsprechenden Bezugsrechten noch eine Aufforderung zur Abgabe eines Angebots zum Kauf solcher Aktien oder Bezugsrechte dar. Die Bayerische Hypo- und Vereinsbank AG wird voraussichtlich am [22. März] 2004 einen Verkaufsprospekt für die neuen Aktien aus der Kapitalerhöhung veröffentlichen, der bei der Bayerische Hypo- und Vereinsbank AG, Arabellastrasse 12, D-81925 München, sowie bei den Wertpapierbörsen zu Frankfurt am Main, Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart erhältlich sein wird. Im Zusammmenhang mit dem Angebot der neuen Aktien der Bayerische Hypo- und Vereinsbank AG sind ausschließlich die Angaben im Verkaufsprospekt verbindlich.

Austria

Dieses Dokument stellt weder ein Angebot zum Kauf von Aktien oder entsprechenden

Bezugsrechten der Bayerischen Hypo- und Vereinsbank AG, noch eine Aufforderung zur Abgabe eines Angebots zum Kauf solcher Aktien oder Bezugsrechte dar.

Switzerland

This document does not constitute a public offering prospectus as that term is understood pursuant to Article 652a of the Swiss Code of Obligations.

Belgium

The Offering Circular has not been notified to or approved by the Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financieen Assurantiewezen and is therefore transmitted on a purely confidential basis. Accordingly, the subscription rights and the Securities may not be offered or sold, and the Offering Circular or similar document may not be distributed, directly or indirectly, or otherwise disclosed to any person in Belgium other than the following, acting for their own account: (i) the Belgian State, the Regions and Communities (Communautés/Gemeenschappen), (ii) the European Central Bank, the National Bank of Belgium, the Fonds des Rentes/Rentenfonds, the Fonds de protection des dépôts et des instruments financiers/Beschermingsfonds voor deposito's en financiële instrumenten and the Caisse de Dépôts et Consignations/Depositoen Consignatiekas, (iii) licensed Belgian and foreign credit institutions, (iv) licensed Belgian and foreign investment firms, (v) licensed Belgian and foreign collective investment institutions, (vi) licensed Belgian and foreign insurance and reinsurance companies and pension funds, (vii) Belgian holding companies, (viii) authorized Belgian coordination centers and (ix) Belgian and foreign companies listed on a Belgian or a foreign regulated exchange with consolidated own funds of at least EUR 25 million, all as defined in Article 3, 2°, of the Belgian Royal Decree of July 7, 1999 on the public character of financial transactions.

France

No offering circular (including the offering circular or any amendment, supplement or replacement thereto) subject to the approval (*visa*) of the *Authorité des marchés financieres* has been prepared in connection with the offering. The subscription rights and the shares may not be offered or sold to the public in France and neither the offering circular, nor any other offering material or information contained therein relating to the subscription rights or the shares may be released, issued or distributed or caused to be released, issued or distributed to the public in France, or used in connection with any offering in respect of the subscription rights or the shares to the public in France. The offering shall be made in France only to qualified investors (*investisseurs qualifiés*) acting for their own account as defined in article L. 411-2 of the *French Code Monétaire et Financier* and *Décret* no. 98-880 dated October 1, 1998. The direct or indirect resale to the public in France of any subscription rights or any shares acquired by such qualified investors may be made only as provided by articles L. 412-1 and L. 621-8 of the *French Code Monétaire et Financier* and applicable regulations thereunder. Persons into whose possession the offering circular or any amendment, supplement or replacement thereto come must inform themselves about and observe any such restrictions. The offering does not constitute a solicitation by anyone not authorized to so act and the offering circular may not be used for or in connection with the offering to solicit anyone to whom it is unlawful to make the offering.

Italy

The offering shall be made in Italy only to qualified investors ("*operatori qualificati*") as defined in Article 31 of Regulation No. 11522 of July 1, 1998, as amended, of the *Commissione Nazionale per le Società e la Borsa*. Accordingly, no offering circular (including the offering circular or any amendment, supplement or replacement thereto) has been notified to or approved by *Commissione Nazionale per le Società e la Borsa* in connection with the offering. The subscription rights and the shares may not be offered or sold to the public in Italy and neither the offering circular, nor any other offering material or information contained therein, may be issued or distributed or caused to be released, issued or distributed to the public in Italy, or used in connection with any offering in respect of the subscription rights or the shares to the public in Italy. Any

qualified investor purchasing subscription rights or shares in the offering shall be solely responsible for ensuring that any such resale occurs in compliance with applicable laws and regulations.

Directed at Financial Analysts:

This documentation is being distributed to you in your professional capacity as a financial analyst and is intended only for your use in such capacity. You are not allowed to forward, distribute further, or make otherwise available this documentation to any other person or entity. You shall not reveal any research based on this documentation to persons other than qualified investors ("*operatori qualificati*") as defined in Article 31 of Regulation No. 11522 of July 1, 1998, as amended, of the Italian *Commissione Nazionale per le Società e la Borsa*.

Netherlands

The subscription rights and the securities may not be offered, sold, transferred, or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities who or that trade or invest in securities in the conduct of their profession or trade, which includes banks, pension funds, insurance companies, securities firms, investment institutions, institutional investors and treasuries of large enterprises.

United Kingdom

The contents of this announcement, which have been prepared by and are the sole responsibility of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, have been approved by J.P. Morgan Securities Ltd. solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000. J.P. Morgan Securities Ltd. is acting for the Bayerische Hypo- und Vereinsbank Aktiengesellschaft and no-one else in relation to the offer and will not be responsible to anyone other than the Bayerische Hypo- und Vereinsbank Aktiengesellschaft for providing the protections offered to clients of J.P. Morgan Securities Ltd. nor for providing advice in relation to the offer. J.P. Morgan Securities Ltd. can be contacted at 125 London Wall/London EC2Y 5AJ/United Kingdom.

FSA/Stabilisation.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir